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Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
Earnings before income taxes, minority interest and cumulative effect of accounting change	$14,760	$18,098	$14,284	$14,087	$12,821
Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(205)	(235)	(228)	(228)	(197)
Dividends from less than 50% owned affiliates	45	32	29	70	56
Fixed charges	1,731	1,643	1,945	1,348	1,363
Interest capitalized, net of amortization	10	10	10	7	(2)

Earnings available for fixed charges	$16,341	$19,548	$16,040	$15,284	$14,041

Fixed charges:
Interest incurred:
Consumer products	$1,370	$1,331	$1,665	$1,087	$1,118
Financial services	105	100	102	114	89

	1,475	1,431	1,767	1,201	1,207
Portion of rent expense deemed to represent interest factor	256	212	178	147	156

Fixed charges	$1,731	$1,643	$1,945	$1,348	$1,363

Ratio of earnings to fixed charges (A)	9.4	11.9	8.2	11.3	10.3

(A)
Earnings before income taxes and minority interest for the twelve months ended December 31, 2002 include a nonrecurring pre-tax gain of $2,631 million related to the Miller transaction disclosed in Note 3 to Altria Group, Inc.'s consolidated financial statements. Excluding this gain, the ratio of earnings to fixed charges would have been 10.3 for the twelve months ended December 31, 2002.

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  Exhibit 12
ALTRIA GROUP, INC. AND SUBSIDIARIES Computation of Ratios of Earnings to Fixed Charges (in millions of dollars)